SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 26, 2004

Commission File Number 0-29144

ILOG S.A.

(Translation of registrant’s name into English)

9 rue de Verdun BP 85

94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Enclosure:

Press Release, dated October 26, 2004, re. ILOG announces record quarterly revenues.

ILOG ANNOUNCES RECORD QUARTERLY REVENUES

Business Rule Quarterly Revenues Up 69% over Last Year

PARIS – October 26, 2004 - ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced results for the quarter ended September 30, 2004, the first quarter for its 2005 fiscal year. Total revenues were $29.1 million, a record quarter for the Company, up 29%, compared to $22.6 million for last year’s first fiscal quarter. ILOG improved its profitability in a traditionally weak quarter with net income of $2.5 million and earnings per share of $0.14. This compares with net income of $63,000 and earnings per share of $0.00 in the prior year’s first quarter.

“I am very pleased with this quarter’s revenue growth,” said ILOG Chairman and CEO, Pierre Haren. “Seasonality was offset by good execution in Europe and the U.S., driven by demand for our Business Rules Management System (BRMS) products.”

Our seven largest deals in this quarter were between $500,000 and $1 million each, and another 13 topped $250,000. “This number of significant sized deals underscores the continuing traction of our BRMS offering. An increasing number of our customers are using BRMS to develop applications that improve their response time to changing regulations and business environments, as well as competitive threats,” added Haren.

Professional services grew by 35% year over year. This increase mainly derives from significant activity in ILOG’s consulting business in the U.S. which is primarily focused on business rules implementation. Maintenance revenues were up 32% compared with last year.

In the quarter, growth was achieved across a number of industries, led by the government sector, where demand focused primarily on ILOG’s BRMS and optimization technology to address architecture modernization and resource management initiatives. Large government deals included government systems integrator, Immix Technology and the U.S. Postal Service. ILOG’s BRMS also helped drive growth in the telecom sector as service providers and equipment makers began recognizing the value of business rules for streamlining their customer-facing operations. Deals with a U.S. regional Bell operating company and one of Germany’s leading wireless service providers ranked among the largest closed in the quarter. Continued strength in ILOG’s two primary markets, financial services and manufacturing, also underscored these sectors’ positions as solid revenue sources for the Company.

ILOG continued to invest in its Business Process Management (BPM) strategy in the quarter, developing new business opportunities with partners BEA and FileNet. “Our BPM Strategy to promote BRMS as a companion to BPM platforms is on track. We continue to add and strengthen partnerships in this area to capitalize on the growing market consensus that business rule management is essential for BPM solutions,” said Haren. “These activities put us in a good position to leverage the BPM trend and the future success of BRMS in this context.”

New U.S. Sales Leadership

ILOG also announced that Bob Cooper, vice president of the U.S. sales organization, has left the Company to pursue other career interests. He is replaced by Leo Hecke, the current head of ILOG’s Western Region sales organization.

Business Outlook

Management reiterates its cautiously optimistic outlook due to the still unpredictable nature of the current IT spending environment. For the second quarter of fiscal 2005, management expects revenues between $27 million and $30 million and (loss)/earnings per share between ($0.05) and $0.05, compared to revenues of $25.6 million and earnings per share of $0.02 in the second quarter of fiscal 2004.

Conference Call

ILOG management will be hosting a conference call today at 10 a.m. Eastern Daylight Time or 4 p.m. European Daylight Time to discuss the contents of this release. To listen, please visit http://www.ilog.com/corporate/investor and utilize the WebCast link, or to participate, contact Taylor Rafferty. A replay of the call will be available later.

About ILOG

For more than 10 years, ILOG’s innovative enterprise-class software components and services have helped companies maximize their business agility and improve operating efficiency. Over 1000 global corporations and more than 300 leading software vendors rely on ILOG’s business rules, optimization and visualization technologies to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. For more details, please visit www.ilog.com.

Forward-Looking Information

This release contains “forward-looking” information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, our perception of the traction of our BRMS offering as well as our ability to leverage the BPM trend and the future success of BRMS, current business conditions, the evolution, growth and profitability of the finance, government, supply chain, telecommunication, business process management and other software markets for the company’s products, the company’s end user and ISV strategies, the economic, political and currency risks associated with the company’s European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under “Risk Factors” in the company’s form 20-F for the year ended June 30, 2004, which is on file with the United States Securities and Exchange Commission.

ILOG S.A.

Consolidated Income Statements (unaudited)

(figures in italics are in euros and French GAAP)

	Three Months Ended
	Sept 30 2004	Sept 30 2003	Sept 30 2004
	(In thousands, except for per share data)
Revenues:
License fees	$16,052	$12,789	€13,135
Services	13,084	9,825	10,707

Total revenues	29,136	22,614	23,842

Cost of revenues:
License fees	267	241	218
Services	4,331	3,832	3,544

Total cost of revenues	4,598	4,073	3,762

Gross profit	24,538	18,541	20,080

Operating expenses:
Marketing and selling	12,506	11,460	10,233
Research and development	6,121	4,755	4,987
General and administrative	3,397	2,316	2,779

Total operating expenses	22,024	18,531	17,999

Income from operations	2,514	10	2,081
Net interest income and other	323	219	286

Net income before taxation	2,837	229	2,367
Income taxes	349	166	285

Net income after taxation	$2,488	$63	€2,082

Earnings (loss) per share
- Basic	$0.14	$0.00	€0.12
- Diluted	$0.14	$0.00	€0.11

Share and share equivalents used in per share calculations
- Basic	17,664	17,268	17,664
- Diluted	18,321	17,964	18,321

ILOG S.A.

Condensed Consolidated Balance Sheets (unaudited)

(figures in italics are in euros and French GAAP)

	Sept 30 2004	June 30 2004	Sept 30 2004
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$48,825	$52,220	€39,346
Accounts receivable	28,480	23,495	22,951
Other receivables and prepaid expenses	6,430	6,578	5,356

Total current assets	83,735	82,293	67,653
Property and equipment - net and other assets	6,942	5,464	5,594

Total assets	$90,677	$87,757	€73,247

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable and accrued expenses	$19,946	$19,247	€15,951
Current debt	441	480	355
Deferred revenue	16,389	17,973	13,210

Total current liabilities	36,776	37,700	29,516
Long-term portion of debt	233	319	188

Total liabilities	37,009	38,019	29,704

Shareholders' equity:
Paid-in capital	82,738	82,139	75,879
Accumulated deficit and cumulative translation adjustment	(29,070)	(32,401)	(32,336)

Total shareholders' equity	53,668	49,738	43,543

Total liabilities and shareholders' equity	$90,677	$87,757	€73,247

ILOG S.A.

Condensed Consolidated Statements of Cash Flow (unaudited)

(figures in italics are in euros and French GAAP)

	Three Months Ended
	Sept 30 2004	Sept 30 2003	Sept 30 2004
Cash flow from operating activities:
	$2,488	$63	€2,082
Net Income
Depreciation and amortization	815	929	667
Unrealized gain on derivative instruments	27	(127)	—
Change in working capital	(5,759)	2,857	(4,732)

Net cash provided by (used for) operating activities	(2,429)	3,722	(1,983)

Cash flows from investing activities:
Acquisition of fixed assets	(2,193)	(299)	(1,790)

Net cash used for investing activities	(2,193)	(299)	(1,790)

Cash flows from financing activities:
Repayment of loans and capital lease obligations	(139)	(159)	(114)
Cash proceeds from issuance of shares	573	2,289	467

Net cash provided by financing activities	434	2,130	353

Impact of exchange rate changes on cash and cash equivalents	793	1,034	(195)

Net increase (decrease) in cash and cash equivalents	(3,395)	6,587	(3,615)
Cash and cash equivalents, beginning of period	52,220	39,879	42,961

Cash and cash equivalents, end of period	$48,825	$46,466	€39,346

Discussion of Income Statement for the Quarter Ended September 30, 2004

Revenues and Gross Margin

Revenues in the quarter increased to $29.1 million from $22.6 million, or by 29%, compared to the same quarter in the previous year.

Revenues by region were as follows:

	Three Months Ended		Change
	Sept 30 2004	Sept 30 2003	As Reported	Constant $
North America	$16,424	$12,406	32%	32%
Europe	10,181	7,594	34%	23%
Asia	2,531	2,614	-3%	-7%

Total revenues	$29,136	$22,614	29%	25%

The continued growth in North America is driven by significant increase in license and consulting revenues derived from new business, as well as maintenance revenue. European revenues increased by 34%, or by 23% when expressed at prior year constant currency rates. The growth in Europe has also been driven by new business which has improved all three of our revenue sources. The Asian revenue decreased by 3% primarily due to our general weak activity in this region.

License revenues increased by 26%, to $16.1 million from $12.8 million in the prior year quarter. License fees from the business rules product line increased by 79% over the same quarter last year, representing 47% of license revenues in the quarter. This increase amounts to 69%, when adding maintenance revenues. Optimization and visualization product line revenues remained stable, representing 29% and 24%, respectively, of license revenues in the quarter. ISV revenues in the quarter represented approximately 24% of license revenues compared to 28% in the same quarter last year.

Services revenues increased by 33%, to $13.1 million from $9.8 million. This increase is the combined result of consulting revenues and higher recurring maintenance revenues from a growing installed base of ILOG customers. Overall gross margin for the quarter increased to 84% from 82% compared to the same period in the preceding year, due to the revenue mix shifting from lower margin services revenues to higher margin license revenues in the quarter, combined with improved margins from our consulting activities.

Operating Expenses

The 19% increase in operating expenses over the prior year is primarily due to payroll related expenses, such as higher incentive payments resulting from the achievement of an increase in overall revenues. In addition, ILOG raised total headcount slightly. On September 30, 2004, the Company had 630 employees, compared to 602 a year earlier, including the transfer of 10 people following the JLoox acquisition. The strengthening euro against the dollar had also a significant impact on costs, affecting more than half of the Company’s expenses, which were denominated in euros. The average exchange rate of the euro against the dollar was 9% higher in the quarter than in the comparable quarter last year. Lastly, compared to last year’s same quarter, the Company incurred additional research and development expenses for subcontracting activities, and had higher general and administrative expenses to cover for professional services fees and bad debt expenses.

Balance Sheet and Cash Flow Discussion

Cash on September 30, 2004 decreased to $48.8 million from $52.2 million on June 30, 2004, primarily from cash needed to finance the significant growth of operating activities between the June and the September quarters. Accounts receivable as of September 30, 2004 increased to 92 days sales outstanding due to some late receivables already received in the first days of October. The decrease in cash was also due to the $1.7 million payment for the JLoox acquisition that occurred in July 2004.

Shareholders’ equity on September 30, 2004, increased to $53.7 million from $49.7 million on June 30, 2004, mainly reflecting the Company’s profitability in the quarter, but also to a lesser extent the issuance of shares under the Company’s employee share purchase plans and the impact of the stronger euro on the cumulative currency translation adjustment. On September 30, 2004, the Company had 17,688,797 shares issued and outstanding, compared to 17,625,699 in June 30, 2004, primarily reflecting the issuance in the quarter of 55,230 shares under the Company’s employee share purchase plans.

Accounting Principles

The Company’s financial statements in U.S. dollars are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Figures presented in euros are prepared in accordance with accounting principles generally accepted in France.

Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year’s exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

Independence of our Auditors

Our independent registered public accountant, Ernst & Young (“E&Y”), has recently notified the SEC, the Public Company Accounting Oversight Board and ILOG’s audit committee and Board of Directors that certain non-audit work it has performed in China has raised questions regarding E&Y’s independence with respect to its performance of audit services to some of its clients. The Beijing representative office of ILOG Singapore is one of them.

During fiscal year 2002 and through July 2003, E&Y performed tax calculation and return preparation services for ILOG’s representative office in Beijing. Fees paid to E&Y for these services amounted to $12,000. E&Y’s affiliated firm in China made payment of the relevant taxes on behalf of ILOG for a total amount of $85,000.

ILOG, its audit committee and E&Y have considered the impact the providing of these services may have had on E&Y’s independence with respect to ILOG and concluded there has been no impairment of E&Y’s independence. None of the E&Y personnel who provided these services was involved with the provision of audit services to ILOG. The services have been discontinued as of July 2003.

Press Release for French Shareholders

A translation of this press release in the French language is also available.

ILOG is a registered trademark of ILOG, and JLoox is a trademark of ILOG. All other trademarks are the property of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ILOG S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2004

ILOG S.A.

By:	/s/ Jerome Arnaud
Jerome Arnaud
Chief Financial Officer